Squire Patton Boggs (US) LLP E. Fourth St., Suite 2900 Cincinnati, Ohio 45202 O +1 513 361 1200 F +1 513 361 1201 squirepattonboggs.com Toby D. Merchant T +1 513 361 1229 toby.merchant.squirepb.com

September 8, 2017

Via EDGAR, Email and Federal Express
Melissa Raminpour
Branch Chief
Office of Transportation and Leisure
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, North East
Washington, D.C. 20549-3561

Re:	Fox Factory Holding Corp. Form 10-K for the Fiscal Year Ended December 30, 2016 Form 8-K furnished May 3, 2017 File No. 001-36040

Dear Ms. Raminpour:
On behalf of Fox Factory Holding Corporation (the “Company”), set forth below is a response to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 25, 2017, relating to the above-captioned Form 10-K for the Year Ended December 31, 2016 filed with the Commission on March 1, 2017 (the “Form 10-K”) and Form 8-K furnished to the Commission on May 3, 2017 (the “Form 8-K”). For your convenience, we have set forth the Staff’s comments in bold, italic typeface followed by the Company’s response. References to “we,” “our” and “Registrant” refer to the Company. All other terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Form 10-K. All responses are those of the Company only.
Form 10-K for the Fiscal Year Ended December 30, 2016
Management’s Discussion & Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 42

1.
We note your disclosure on page 34 that effective in 2016, you restructured the majority of your international operations to allow for deferral of taxes on indefinitely reinvested international earnings. We also note from your disclosure on page 80 of the notes to the financial statements that you had approximately $20.8 million of permanently reinvested unremitted earnings of Fox Switzerland. Please revise your liquidity section of MD&A to indicate the amount of cash and cash equivalents held outside the United States. In addition, please revise your liquidity disclosures to address the potential tax implications of repatriation.

We confirm that we will comply with the Staff’s comment by revising our disclosure in future filings to include additional disclosures in our liquidity section that indicate the amount of cash and cash equivalents held outside the United States and potential tax implications of repatriation. In our next Quarterly Report on Form 10-Q, we will include in our liquidity section of MD&A additional disclosure substantially similar to the following:

“As of June 30, 2017, we held $17.7 million of our $43.1 million of cash and cash equivalents in accounts of our subsidiaries outside of the US for which we have asserted indefinite reinvestment of earnings. Such subsidiaries are indebted to the US based operations for a total of $15.4 million, such that the Company's net indefinitely reinvested foreign cash position is $2.3 million. Intercompany indebtedness can be remitted net of $2.0 million of foreign withholding tax, which can generally be credited toward certain US taxes payable, and thus would not result in incremental income tax expense. We manage our foreign cash, intercompany payables and intercompany debt to provide a foreign currency hedge against US dollar-denominated trade receivable balances held by our Taiwan location. Similar protections against currency fluctuations could be provided by derivative contracts, or alternate intercompany borrowing arrangements, should our liquidity requirements in the US result in acceleration of the payment of intercompany liabilities by our foreign subsidiaries. We believe that the combination of our existing US cash and cash equivalent balances and future US operating cash flows are sufficient to meet our ongoing US operating expenses and debt repayment obligations for the foreseeable future.
If we should require more capital in the US than is generated by our domestic operations, for example to fund significant discretionary activities such as domestic business acquisitions and share repurchases, we could elect to repatriate future earnings from foreign jurisdictions, utilize our existing credit facility, or raise capital in the US through debt or equity issuances. These alternatives could result in higher effective tax rates, increased interest expense or dilution of our earnings. Repatriation could result in additional material US federal and state income tax payments in future years. Such adverse consequences would occur, for example, if the transfer of cash into the US is taxed and no foreign tax credit is available to offset the US tax liability.”
Form 8-K furnished May 3, 2017
Exhibit 99.1

2.
We note that your reconciliation of Adjusted EBITDA begins with pre-tax income. Please revise to reconcile the non-GAAP measure Adjusted EBITDA to net income which represents the most comparable GAAP measure. Refer to the guidance outlined in Question 103.02 of the Compliance and Disclosure Interpretations issued by the Division of Corporate Finance regarding Non-GAAP Financial Measures.

We confirm that we will comply with the Staff’s comment by revising our reconciliation of Adjusted EBITDA to begin with net income in future filings.
We hope that you will find the Company’s response to the comment of the Commission’s Staff satisfactory. If further information regarding any aspect of this response letter is required, please contact the Company’s CFO, Zvi Glasman, at (714) 504-9968 or Toby D. Merchant at (513) 361-1229.

Sincerely,

Squire Patton Boggs (US) LLP

/s/ Toby D. Merchant
Toby D. Merchant

cc:	Mr. Zvi Glasman, Fox Factory Holding Corp. Mr. David Haugen, Fox Factory Holding Corp.